

Kyle Blasco · 3rd

Organic Search at HotelsByDay

San Francisco, California, United States · Contact info

378 connections

Western Michigan University

Experience

HotelsByDay
4 yrs 1 mo

Direct of Organic Search & Content
Jun 2020 – Present · 1 yr 8 mos

Chief Marketing Officer (CMO)
Jun 2019 – Jun 2020 · 1 yr 1 mo

* Ensure that branding and messaging wholly reflect company identity and mission.
* Manage paid advertising, as well as previous SEO and editorial duties, while overseeing email marketing and social.
* Regularly collaborate with CEO, CTO, and rest of the team to launch initiatives, cc ...see more

SEO Consultant and Editorial Lead
Self-employed
Jan 2018 – May 2019 · 1 yr 5 mos

* Continuously analyzed desktop and mobile site for user experience improvements and technical fixes.
* Used various SEO tools — both free and paid — to identify site issues to fix, track progress, and monitor competitor activity. ...see more

Content Lead
AdLift Inc.
May 2015 – Jun 2017 · 2 yrs 2 mos
Burlingame, Calif

• Created and managed SEO-focused content strategies for industries ranging from EV charging, cloud ERP software, men's fashion, insurance (commercial business, auto, homeowners, renters), fitness, and video conferencing, among others.
• Interviewed, hired and managed a team of five in-house writers and several part- ...see more

Content Strategist/Copywriting Associate
MakerSquare
Oct 2014 – Apr 2015 · 7 mos
San Francisco Bay Area

• Acted as the pulse of MakerSquare by interviewing students/staff, and communicating their story and journey through the program.
• Implemented content strategies to produce steady stream of blog content with minimal budget and writers. ...see more

Content Developer (Project)
Cognitive Arts
Mar 2014 – Oct 2014 · 8 mos
Evanston, Ill

• Learned and documented information related to various representative-to-member relationship procedures regarding property insurance via several in-depth interviews with subject matter experts.

subject matter experts.
• Wrote outlines and scripted dialogue-based scenarios showcasing the proper wa ...see more

Freelance Content Writer/Editor
Taskworld
Jan 2014 – Jul 2014 · 7 mos
Telecommute

• Researched and developed strategies for blog content based on company's offering and target market to gain major traction and product conversions.
• Wrote long-form blog posts on topics such as start-ups, project management, productivity, collaboration, SaaS, and web development, among others. ...see more

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Education

Western Michigan University
Bachelor of Arts (B.A.), Journalism; Creative Writing, Graduated
2007 – 2011
Activities and Societies: Sigma Tau Delta International English Honor Society -Achieved through exceptional and consistent academic performance.

Bartlett High School
2003 – 2007